Exhibit 12.1

	DETERMINATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Seven Months	Five Months
	Ended	Ended
	December 31,	May 31,	Year Ended December 31,
(dollars in thousands)	2007	2007	2006	2005	2004	2003

Income (loss) before income taxes	$(26,284)	$(46,982)	$664	$(727)	$(2,404)	$(19,251)
Fixed charges
Amortization of deferred financing costs	—	—	—	—	—	856
Interest expense	26,322	13,829	31,599	31,127	30,508	20,244
Earnings (loss) before fixed charges	$38	$(33,153)	$32,263	$30,400	$28,106	$1,849

Fixed charges
Amortization of deferred financing costs	$—	$—	$—	$—	$—	$856
Interest expense	26,322	13,829	31,599	31,127	30,508	20,244
Total fixed charges	$26,322	$13,829	$31,599	$31,127	$30,508	$21,100

Ratio of earnings to fixed charges(1)	—	—	1.02	—	—	—

(1)           If we consistently incur net losses before income tax, we may not be able to maintain a ratio coverage of greater than 1:1.  In 2006 we had income before taxes of $664,000 generating a ratio of 1.02 to 1.00.  Due to our losses for the seven months ended December 31, 2007, five months ended May 31, 2007 and years ended December 31, 2005, 2004 and 2003 the ratio coverage in the respective years was less than 1.00 to 1.00.  We needed to generate additional earnings of $26.3, $47.0, $0.7, $2.4 and $19.3 million for the seven months ended December 31, 2007, five months ended May 31, 2007 and years ended December 31, 2005, 2004 and 2003, respectively, to achieve a coverage ratio of 1.00:1.00.